EXHIBIT 99.3

Report to Shareholders
Quarter Ended September 30, 2013

Recent Highlights

•  Drilling completed at extraordinary Deep Kerr zone – initial resource estimate now in progress
•  KSM Environment Assessment moving along through the review process
•  Nisga’a Nation and Seabridge reach agreement in principle on key elements of KSM benefits agreement
•  Proceeds from divestures of non-core assets continue to be received

23 of 25 Deep Kerr drill holes encounter substantial widths grading at least 0.5% copper

Seabridge’s 100%-owned KSM Project in north western British Columbia already contains one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four large gold-copper porphyry deposits (Kerr, Sulphurets, Mitchell and Iron Cap) and has a surface expression approaching 20 km2. The scale of the exposed parts of the KSM deposits are equivalent in size to some of the largest porphyry deposits in the world, including Grasberg, Oyu Tolgoi, Resolution and Pebble. Intrusive and hydrothermal processes recognized in the KSM deposits are exceptionally intense and are of a style intimately associated with the development of the richest porphyry systems in the world.

The key objective of the 2013 drill program was to find a large, higher-grade core zone underneath one of the existing deposits at KSM. In August, Seabridge confirmed a core zone discovery at Deep Kerr which lies directly underneath the Kerr deposit. Five diamond core drill rigs were deployed on the Deep Kerr target during most of the field season, generating nearly 24,000 meters of core. During the 2013 program, 29 diamond drill holes were attempted, 25 holes were completed through the Deep Kerr target, two were lost due to significant hole deviation and two were terminated due to weather and are available for re-entry in the future. Of the 25 holes completed, 23 encountered significant gold and copper grades over extensive widths.  The weighted average of the drill intercepts from the Deep Kerr zone yielded a grade of 0.46 g/T gold and 0.71% copper over a width of 220 meters. These results represent a substantial increase in copper grades over previous drilling at KSM and are expected to generate an NI 43-101-compliant resource estimate in January 2014 which significantly exceeds the average grade at KSM.

Significance of Deep Kerr

Seabridge believes that the Deep Kerr discovery dramatically changes the economic profile of KSM. A year ago, KSM was an attractive large-scale gold project with a robust copper credit. With the addition of Deep Kerr, we believe KSM is now equally a top-tier copper project with grades that potentially invite comparison with the world’s largest and most profitable operating copper-gold mines such as Grasberg (Freeport McMoran), Batu Hijau (Newmont) and Bingham Canyon (Rio Tinto). In its “Porphyry Copper Deposits of the World: Database and Grade and Tonnage Models, 2008”, the U.S. Geological Survey records the resource grades of these world-class projects as follows:

Project	Gold Grade (g/T)	Copper Grade (%)
Grasberg	0.64	0.60
Batu Hijau	0.35	0.44
Bingham Canyon	0.38	0.88

A key strategic objective for this year’s program was to expand the universe of prospective operating partners for KSM by increasing its potential as a copper producer. There are not many gold companies able to build a project as large as KSM. There are many more base metal producers with the capacity and experience needed for the task. We believe that Deep Kerr now puts KSM’s copper potential above the threshold required for the involvement of a major base metal company. With a known strike of 1600 meters, a known depth of 700 meters and a target that is wide open to the north and at depth, Deep Kerr possesses billion tonne potential.

Select drill results from the 2013 Deep Kerr program are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-13-23B	1359	953.0	1249.4	296.4	0.59	0.65	1.1
K-13-23C	1278	908.9	1224.4	315.5	0.45	0.65	1.2
K-13-24C	1284	825.0	1053.0	228.0	0.96	0.72	2.6
K-13-29	993 including	572.4 641.7	810.4 710.4	238.0 68.7	0.55 1.14	0.89 1.78	1.39
K-13-30	771 including	326.0 524.2	645.7 590.6	317.7 66.4	0.33 0.80	0.53 1.19	1.0 1.7
K-13-31	1113 including	421.9 519.2	670.4 624.4	248.5 105.2	0.39 0.66	0.77 1.11	2.0 2.2
K-13-31A	1200	450.4	704.4	254.0	0.52	0.77	2.4
K-13-34	1188 including including	496.0 581.0 678.5	1136.5 729.7 729.7	640.5 148.7 51.2	0.42 0.89 1.47	0.85 1.86 3.07	1.9 4.5 6.0
K-13-35	1023 including	449.9 492.4	775.3 551.0	325.4 58.6	0.30 0.54	0.70 1.78	3.1 8.1
K-13-36	906	406.0	795.8	389.8	0.43	0.69	1.2

All holes drilled during the 2013 program were drilled perpendicular to the strike of the Deep Kerr zone and were intended to intersect the true width of the body. We believe these intersections likely approximate true width. A three-dimensional model now being constructed will help to confirm this interpretation.

Drilling at Deep Kerr employed state-of-the-art directional drilling tools that enabled supplementary holes to be started part way down a previously drilled hole. This ensures that the new hole deviates from the first in a predictable manner to provide multiple intersections of the target, off-set from the original intercept. The drill holes with a letter designation after the hole number represent wedged drill holes that were completed from holes that had been previously drilled.

KSM Environmental Assessment Application review progressing according to schedule

The review of the KSM environmental assessment documents which were submitted to address the requirements of a joint harmonized environmental assessment review as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act, progressed during this quarter. The “180 day review period” was officially initiated in mid-August, following completion of the “formal application screening process” and after Seabridge and its consultants submitted additional technical information to facilitate the review of the application. The public participation within the Canadian environmental assessment process, which is a hallmark of the review system, was also initiated with the commencement of the 180 day review period. This participation was evidenced by the following activities:

•	Open houses in several of the northern British Columbia communities were held during September 2013;
•	Working group meetings to review the technical details of the project design were initiated;
•
The addressing of questions submitted  by provincial and federal government agencies, the Nisga’a Nation, Aboriginal groups, local governments, and representatives from the State of Alaska was started;  and finally,

•	The formal 45 day “Public Review Comment Period” during which engaged members of the public may submit comments to either the Provincial or Federal governments was commenced.

The thorough KSM review process is progressing as expected for such an unusually large and detailed submission, and remains on schedule to be completed by mid-2014, including expected stoppages within the 180 day review period when Seabridge takes the time required to formulate responses to questions. We remain confident that the review process will confirm our assertion that KSM is a well-designed, environmentally responsible project which is technically feasible and offers significant economic benefits for both the Province of BC and Canada.

Continued success with Treaty, First Nations and local communities

Community engagement and the development of “KSM’s Social License to Operate” remained a key focus in support of the environment assessment review. Significant public support for the KSM Project was achieved during this quarter with the announcement of Seabridge and the Nisga’a Nation reaching “Agreement in Principle” (AIP) on the material terms related to economic benefits, opportunities for jobs and contracting, and ongoing communication. AIP represents a major milestone for the Seabridge team, as it captured the spirit of mutual respect and careful attention to detail that is required in the development of major mining projects in today’s society. It also increased project certainty, as the Nisga’a Nation is the only aboriginal group in the vicinity of the KSM Project with a treaty with the Provincial and Federal governments and, as such, the Nation holds significant influence in the environmental assessment process. This success was followed by a further endorsement of the KSM Project by the Gitxsan Treaty Society, representing the Gitxsan Hereditary Chiefs, which expressed its "support of Seabridge Gold's KSM Project” and characterized  Seabridge Gold’s representatives as being “open, honest and transparent throughout the working group process”. Further support was provided by the Mayor and Council for the Town of Smithers who passed a resolution “supporting the development of the KSM Project”.

The Gold Market: Assessing the bear case

Please note that the following information expresses the views and opinions of Seabridge Gold management and it is not intended as investment advice. Seabridge Gold is not licensed as an investment advisor.

We cannot remember a more frustrating gold market. Seabridge was founded in 1999 when gold was trading at US$270 per ounce and that was a difficult market too, but the fundamentals for gold were largely hidden from view (although we saw them coming) and we did not expect a sympathetic response for a start-up company at the tail end of a 20 year bear market. Now, with the gold price almost five times higher, one of the world’s largest reserves of gold and copper and extraordinary gold fundamentals for all to see, we find that many investors are not interested. For the last year in particular, the bears have been in control and they have been the big winners in gold and gold stocks. So, in this report, we look at the gold bear position to see what they have going for them.

It is remarkably easy to find the bear arguments since just about every major brokerage house and research firm has been making them. The top five are as follow: (1) the US economy is recovering; (2) the Federal Reserve (“Fed”) will soon taper Quantitative Easing (“QE”); (3) equities are the place to be; (4) QE has not caused inflation and gold is primarily a hedge against inflation; (5) real interest rates are rising and gold goes down when that happens.

These arguments are the consensus in the west and the cited reason why western investors have dumped a large portion of their gold holdings. For example, gold ETFs have sold hundreds of tonnes of metal this year and the open interest on COMEX has fallen sharply. Sentiment has reached all-time lows, following the price downward. In our view, the bears have been right on the price but for the wrong reasons, which we expect will come back to bite them. There is apparent logic in what has happened but we think the logic is wrong, as we will show.

Economic recovery

We continue to believe that the best measure of U.S. economic recovery is employment. The October employment report released by the Bureau of Labor Statistics on November 8, 2013 estimated that the U.S. economy created a net 204,000 jobs in the month. The reality is less positive. Half of these were minimum wage jobs in retail and hospitality. The economy still employs 1.5 million people fewer than it did in 2007 and, by some measures, has nearly six million fewer full time jobs than it did six years ago. In the October report we find that 932,000 people left the work force in that month alone, bringing the all-important labor participation rate down from 63.2% to 62.8%, a 35 year low. Employment income is stagnant. This is not an economic recovery and there is no indication that the situation will improve any time soon.

Expectations of better U.S. growth have helped to drive western liquidation of gold but, in our view, this is largely completed. Meanwhile, the health of the U.S. economy is not a factor in the minds of Asian investors who are by far the largest buyers of gold As growth expectations collide with reality, western demand should revive.

Taper or not

Will the Fed taper QE in the next several months as the markets still seem to expect? We think this is most unlikely. The Fed had the whole world expecting a reduction of its current monthly level of $85 billion in September but they decided not to proceed. The reason: we believe fear of the consequences for asset markets, especially the Treasury market where interest rates began to increase rapidly as soon as the Fed began to hint at tapering in May of this year. Our prediction was that the Fed would not taper. Now, we believe the Fed will likely have to increase QE next year to defend the Treasury market and to try to re-ignite the housing market which is once again weakening due to rising rates and poor employment income growth.

The Fed simply cannot afford to let the yield on the 10 year Treasury note rise much above the recent high of 3.0%, in our view. China has recently become a net seller of Treasuries, leaving the Fed as both the largest bidder and holder. If the Fed begins to step away from this market, we believe the consequences will be extraordinarily dire for financial markets and the economy. In short, the Fed has no room to maneuver. We think that failure to taper soon will take the heart out of the bear argument against gold, never mind an actual increase in QE.

Equities are better

Next, the bears argue that equities are the place to be, not gold, and they have been right. There can be little doubt that investors have sold gold and put their money in stocks. Will equities continue to outperform? Consider the facts. The total market capitalization of the U.S. stock market now stands at 112% of GDP. As Bonner & Partners notes, this level is higher than 96% of all the readings since World War II, higher than 2007, approaching year 2000 extremes and well above Germany (44%), China (41%) and Japan (62%). The Shiller P/E ratio (using inflation-adjusted trailing GAAP earnings) is above 25 which is higher than all but three weeks prior to the 1929 crash and the period just before the 2000 crash. The median share price-to-revenue ratio is at an all-time record exceeding the 2000 peak and margin debt is also at an all-time high at 2.2% of GDP. The stock market may still go higher (we do not have a prediction) but its outperformance surely appears closer to the end than the beginning; comparatively speaking, we think the risks/rewards now favor gold. And once again, the most important gold markets are in Asia and they are not selling gold to buy equities. This is another U.S.-centric argument that we believe has largely run its course.

Inflation is dead

The bears claim that gold is primarily a hedge against consumer price inflation and it has now been proved that extreme monetary stimulus does not create inflation. We think this reasoning has had an impact on western investors who likely did buy gold when QE was introduced because they thought it could be inflationary in the short term. This is another U.S.-centric argument; Asians continue to buy gold precisely because it has performed very well as an inflation hedge. And gold is not just an inflation hedge--it is also the most effective hedge against default. Gold is universally accepted as final settlement because it is not anyone else’s liability. But let’s look at the inflation logic more carefully.

To those who think that stimulative monetary policy does not cause inflation, we suggest they are premature in their conclusion. History tells us that inflation can take many years to manifest and when it does, it usually accelerates quickly as people decide to spend faster to stay ahead of it. Furthermore, history does not give us a single example of state-sponsored printing of fiat money that did not end with high inflation and a currency collapse. Boston University’s Laurence Kotlikoff, one of the world’s pre-eminent authorities on government finance, notes that the U.S. price level has risen by only 15 percent since 2007 while M1 (currency in circulation) has risen by 88 percent, reflecting a massive expansion of domestic and foreign demand for "safe" dollars. The velocity of money has dropped from 10.4 to 6.6 during this six year period as people are now much more eager to hold onto dollars. What happens when they are not? When faith in the dollar wanes? Inflation. In his article “Is Hyperinflation Just Around the Corner?” (Yahoo! Finance | The Exchange, Friday, Sep 27, 2013), Kotlikoff sets out his rationale for why inflation will follow from QE.

“When the Treasury prints bonds and sells them to the public for cash and the Fed prints cash and uses it to buy the newly printed bonds back from the public, the Treasury ends up with the extra cash, the public ends up with the same cash it had initially, and the Fed ends up with the new bonds. Yes, the Treasury pays interest and principal to the Fed on the bonds, but the Fed hands that interest and principal back to the Treasury as profits earned by a government corporation, namely the Fed. So, the outcome of this shell game is no different from having the Treasury simply print money and spend it as it likes.

The fact that the Fed and Treasury dance this financial pas de deux shows how much they want to keep the public in the dark about what they are doing. And what they are doing, these days, is printing, out of thin air, 29 cents of every $1 being spent by the federal government. I have heard one financial guru after another discuss Quantitative Easing and its impact on interest rates and the stock market, but I’ve heard no one make clear that close to 30 percent of federal spending is now being financed via the printing press. That’s an unsustainable practice. It will come to an end once Wall Street starts to understand exactly how much money is being printed and that it's not being printed simply to stimulate the economy, but rather to pay for the spending of a government that is completely broke -- with long-term expenditures obligations that exceed its long-term tax revenues by $205 trillion!”

For those bears who claim that a shrinking U.S. budget deficit (due to sequestration and tax increases) is another reason for selling gold, note that the federal government engages in cash accounting which fails to include the estimated net present value of future revenues and obligations as GAAP requires. No private corporation could get away with this. The real federal deficit is climbing more than $5 trillion per year and the fiscal gap exceeds $200 trillion.

Real interest rates are rising

The bears argue that real interest rates are now a drag on gold. They point to the fact that five year Treasury interest rates are no longer negative—the yield exceeds the current rate of increase in the Consumer Price Index. We think this is a completely spurious argument. It is an historical fact that negative interest rates favor gold. But who uses five year money to buy gold? Gold is an alternative form of money and therefore should be measured against short-term deposits of dollars and other fiat currencies; the short-term deposit rates for all major currencies remain well below consumer inflation rates despite the fact that these inflation rates are managed down by government statisticians. Negative real interest rates at the short end remain a strong argument in favor of a higher gold price and the Fed has made it clear that its policy is to keep these rates exceptionally low far into the future. Furthermore, a widening spread between short and long interest rates, as we are seeing now, has historically correlated well with higher gold prices because it is generally accepted as evidence of rising inflation expectations.

Conclusion

The bears have made some effective arguments against gold but they are U.S. oriented, ignoring the rest of the world. We believe the liquidation the bears have generated is largely complete. In our view, the bear case does not provide reasons to sell now. We have been wrong about the direction of the gold price in the last year but we do not think we are wrong about the fundamental reasons for gold to go higher. Those reasons are supported by facts which directly contradict the bear case against gold.

Financial Results

During the three month period ended September 30, 2013 Seabridge recorded a net loss of $2.0 million ($0.04 per share) compared to a net loss of $5.3 million ($0.12 per share) for the same period last year. During the 3rd quarter, Seabridge invested $14.3 million in mineral interests, primarily at KSM and Courageous Lake, compared to $17.2 million during the same period last year. At September 30, 2013, net working capital was $15.4 million compared to $49.6 million at December 31, 2012.

Subsequent to the end of the quarter, Seabridge received a cash payment of $2.0 million related to its Quartz Mountain Project located in Lake County, Oregon. To complete the acquisition of Quartz Mountain, the optionee must make additional cash payments to Seabridge totaling $18.0 million, or in lieu of $15.0 million of the scheduled cash payments, Seabridge may elect to retain a 2% net smelter royalty on Quartz Mountain.

On Behalf of the Board of Directors,
Rudi P. Fronk
Chairman and Chief Executive Officer
Toronto, Canada
November 13, 2013